SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 14)

Ambev S.A.

(Name of Issuer)

Ambev Inc.

(Translation of Issuer’s Name into English)

Common Shares, without par value

American Depositary Shares, each of which represents 1 (one) Common Share,

without par value, evidenced by American Depositary Receipts

(Title of Class or Securities)

02319V103

(CUSIP Number)

Benoit Loore Anheuser-Busch InBev SA/NV Brouwerijplein 1 3000 Leuven Belgium +32 16 27 68 70	George H. White Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN England +44 20 7959-8900	Paul Alain Foriers Sandrine Hirsch Simont Braun Avenue Louise 149 (20) B-1050 Bruxelles Belgium +32 2 543 70 80

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

December 18, 2014

(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

CUSIP No. 02319V103

1	Names of reporting persons: Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.)
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization: Kingdom of Belgium
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 11,258,760,219 Common Shares [1]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 11,258,760,219 Common Shares [1]
11	Aggregate amount beneficially owned by each reporting person: 11,258,760,219 Common Shares [1]
12	Check if the aggregate amount in Row (11) excludes certain shares (see Instructions) ☐
13	Percent of class represented by amount in Row (11): 71.7% [1]
14	Type of reporting person (see instructions): CO

[1]	Includes (i) the 1,274,621,871 common shares of Ambev S.A. (formerly Companhia de Bebidas das Américas – Ambev) (“Ambev”) currently beneficially owned by Ambrew S.A., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 8,441,956,047 common shares of Ambev currently beneficially owned by Interbrew International B.V. a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; and (iii) the 1,542,182,301 common shares of Ambev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to Ambev employees and their dependents. Ambrew S.A., Interbrew International B.V. and the Fundação are party to the New Ambev Shareholders’ Agreement (defined below). Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and EPS Participations S.à.R.L. (“EPS Participations”), which is wholly owned by Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). The Stichting Anheuser-Busch InBev, BRC, EPS Participations and EPS are party to the New ABI Shareholders’ Agreement (defined below), and together indirectly and directly own 825,874,208 Anheuser-Busch InBev ordinary shares, as of December 24, 2014, representing approximately 51.4% of all issued and outstanding Anheuser-Busch InBev ordinary shares (other than treasury shares). See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

CUSIP No. 02319V103

1	Names of reporting persons: Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew)
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization: The Netherlands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 11,258,760,219 Common Shares [1]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 11,258,760,219 Common Shares [1]
11	Aggregate amount beneficially owned by each reporting person: 11,258,760,219 Common Shares [1]
12	Check if the aggregate amount in Row (11) excludes certain shares (see Instructions) ☐
13	Percent of class represented by amount in Row (11): 71.7% [1]
14	Type of reporting person (see instructions): OO

[1]	Includes (i) the 1,274,621,871 common shares of Ambev S.A. (formerly Companhia de Bebidas das Américas – Ambev) (“Ambev”) currently beneficially owned by Ambrew S.A., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 8,441,956,047 common shares of Ambev currently beneficially owned by Interbrew International B.V. a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; and (iii) the 1,542,182,301 common shares of Ambev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to Ambev employees and their dependents. Ambrew S.A., Interbrew International B.V. and the Fundação are party to the New Ambev Shareholders’ Agreement (defined below). Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and EPS Participations S.à.R.L. (“EPS Participations”), which is wholly-owned by Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). The Stichting Anheuser-Busch InBev, BRC, EPS Participations and EPS are party to the New ABI Shareholders’ Agreement (defined below), and together indirectly and directly own 825,874,208 Anheuser-Busch InBev ordinary shares, as of December 24, 2014, representing approximately 51.4% of all issued and outstanding Anheuser-Busch InBev ordinary shares (other than treasury shares). See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

CUSIP No. 02319V103

1	Names of reporting persons: Eugénie Patri Sébastien S.A.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization: Luxembourg
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 11,258,760,219 Common Shares [1]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 11,258,760,219 Common Shares [1]
11	Aggregate amount beneficially owned by each reporting person: 11,258,760,219 Common Shares [1]
12	Check if the aggregate amount in Row (11) excludes certain shares (see Instructions) ☐
13	Percent of class represented by amount in Row (11) 71.7%[1]
14	Type of reporting person (see instructions): CO

[1]	Includes (i) the 1,274,621,871 common shares of Ambev S.A. (formerly Companhia de Bebidas das Américas – Ambev) (“Ambev”) currently beneficially owned by Ambrew S.A., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 8,441,956,047 common shares of Ambev currently beneficially owned by Interbrew International B.V. a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; and (iii) the 1,542,182,301 common shares of Ambev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to Ambev employees and their dependents. Ambrew S.A., Interbrew International B.V. and the Fundação are party to the New Ambev Shareholders’ Agreement (defined below). Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and EPS Participations S.à.R.L. (“EPS Participations”), which is wholly owned by Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). The Stichting Anheuser-Busch InBev, BRC, EPS Participations and EPS are party to the New ABI Shareholders’ Agreement (defined below), and together indirectly and directly own 825,874,208 Anheuser-Busch InBev ordinary shares, as of December 24, 2014, representing approximately 51.4% of all issued and outstanding Anheuser-Busch InBev ordinary shares (other than treasury shares). See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

Eugénie Patri Sébastien S.A. disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 02319V103

1	Names of reporting persons: Ambrew S.A.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization: Luxembourg
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 11,258,760,219 Common Shares [1]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 11,258,760,219 Common Shares [1]
11	Aggregate amount beneficially owned by each reporting person: 11,258,760,219 Common Shares [1]
12	Check if the aggregate amount in Row (11) excludes certain shares (see Instructions) ☐
13	Percent of class represented by amount in Row (11): 71.7% [1]
14	Type of reporting person (see instructions): OO

[1]	Includes (i) the 1,274,621,871 common shares of Ambev S.A. (formerly Companhia de Bebidas das Américas – Ambev) (“Ambev”) currently beneficially owned by Ambrew S.A., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 8,441,956,047 common shares of Ambev currently beneficially owned by Interbrew International B.V. a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; and (iii) the 1,542,182,301 common shares of Ambev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to Ambev employees and their dependents. Ambrew S.A., Interbrew International B.V. and the Fundação are party to the New Ambev Shareholders’ Agreement (defined below). Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and EPS Participations S.à.R.L. (“EPS Participations”), which is wholly owned by Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). The Stichting Anheuser-Busch InBev, BRC, EPS Participations and EPS are party to the New ABI Shareholders’ Agreement (defined below), and together indirectly and directly own 825,874,208 Anheuser-Busch InBev ordinary shares, as of December 24, 2014, representing approximately 51.4% of all issued and outstanding Anheuser-Busch InBev ordinary shares (other than treasury shares). See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

CUSIP No. 02319V103

1	Names of reporting persons: Interbrew International B.V.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization: The Netherlands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 11,258,760,219 Common Shares [1]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 11,258,760,219 Common Shares [1]
11	Aggregate amount beneficially owned by each reporting person: 11,258,760,219 Common Shares [1]
12	Check if the aggregate amount in Row (11) excludes certain shares (see Instructions) ☐
13	Percent of class represented by amount in Row (11): 71.7% [1]
14	Type of reporting person (see instructions): OO

[1]	Includes (i) the 1,274,621,871 common shares of Ambev S.A. (formerly Companhia de Bebidas das Américas – Ambev) (“Ambev”) currently beneficially owned by Ambrew S.A., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 8,441,956,047 common shares of Ambev currently beneficially owned by Interbrew International B.V. a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; and (iii) the 1,542,182,301 common shares of Ambev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to Ambev employees and their dependents. Ambrew S.A., Interbrew International B.V. and the Fundação are party to the New Ambev Shareholders’ Agreement (defined below). Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and EPS Participations S.à.R.L. (“EPS Participations”), which is wholly owned by Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). The Stichting Anheuser-Busch InBev, BRC, EPS Participations and EPS are party to the New ABI Shareholders’ Agreement (defined below), and together indirectly and directly own 825,874,208 Anheuser-Busch InBev ordinary shares, as of December 24, 2014, representing approximately 51.4% of all issued and outstanding Anheuser-Busch InBev ordinary shares (other than treasury shares). See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

Item 1.	Security and Issuer.

This Amendment No. 14 (“Amendment No. 14”) amends the Schedule 13D originally filed on March 15, 2004, as amended by Amendment No. 1 thereto filed on May 27, 2004, Amendment No. 2 thereto filed on June 3, 2004, each on behalf of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew) (the “Stichting”) and Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”), Amendment No. 3 thereto filed on September 2, 2004, Amendment No. 4 thereto filed on September 10, 2004, Amendment No. 5 thereto filed on October 13, 2004, Amendment No. 6 thereto filed on February 15, 2005, Amendment No. 7 thereto filed on March 1, 2005, Amendment No. 8 thereto filed on March 28, 2005, Amendment No. 9 thereto filed on April 5, 2005, Amendment No. 10 thereto filed on June 10, 2005 each on behalf of Anheuser-Busch InBev, the Stichting, EPS, Empresa de Administração e Participações S.A. – ECAP, InBev Holding Brasil S.A. (formerly Braco Investimentos S.A.), Ambrew S.A. (formerly Tinsel Investments S.A.) (“Ambrew”) and Interbrew International B.V. (“IIBV”) (Anheuser-Busch InBev, the Stichting, EPS, Ambrew and IIBV collectively referred to herein as the “Reporting Persons”), Amendment No. 11 thereto filed on April 26, 2006, Amendment No. 12 thereto filed on December 19, 2008 and Amendment No. 13 thereto filed on Feburary 12, 2010 on behalf of the Reporting Persons, relating to the common shares, without par value (the “Ambev Common Shares”), of Ambev S.A., a corporation incorporated under the laws of the Federative Republic of Brazil (formerly Companhia de Bebidas das Américas – Ambev or “Old Ambev”) (“Ambev”) (the Schedule 13D, as so amended, is referred to herein as the “Schedule 13D”). Ambev Common Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents 1 (one) Ambev Common Share. The American Depositary Shares are evidenced by American Depositary Receipts. The address of Ambev’s principal executive offices is Rua Dr. Renato Paes de Barros, 1017, 3rd Floor, 04530-000, São Paulo, SP, Brazil.

Amendments Nos. 1 through 13 can be located by reference to Old Ambev’s CIK number 0001113172 and SEC file number 005-50972.

Item 2.	Identity and Background.

This Item 2 is hereby amended and supplemented as follows:

The name, citizenship, business address and present principal occupation or employment of each of the executive officers and directors of Anheuser-Busch InBev, IIBV, the Stichting, EPS, and Ambrew and the name, principal business and address of the corporation or other organization in which such employment is conducted are set forth in Annexes A-1 through A-5 to this Amendment No. 14.

Item 3.	Source and Amount of Funds or Other Consideration.

As a result of the transactions detailed under “Ambev Stock Swap Merger” under Item 4 below (incorporated by reference into this Item 3), upon effectiveness of the merger on July 30, 2013, IIBV held 8,430,158,807 Ambev Common Shares, Ambrew held 1,263,439,008 Ambev Common Shares and the Fundação held 1,501,432,405 Ambev Common Shares, together representing a 71.7% of Ambev’s Common Shares outstanding as of such date (excluding treasury shares).

Under the Stock Swap Merger, Old Ambev shareholders received five Ambev Common Shares in exchange for each Old Ambev voting common share and each non-voting preferred share, and holders of ADRs representing voting common shares or non-voting preferred shares of Old Ambev, received five Ambev S.A. ADRs (representing Ambev Common Shares) in exchange for each Old Ambev ADR.

From July 30, 2013 through October 23, 2014, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (the “Fundação”) acquired 28,426,700 Ambev Common Shares in open market purchases and on July 14, 2014 the Fundação subscribed for 2,950,196 Ambev Common Shares as result of a capital increase. The aggregate purchase price for these transactions in US Dollars was approximately $220.5 million. The source of funding for the purchases of Ambev Common Shares was the general working capital of the Fundação.

In the 60 days prior to the date of this filing (from October 24, 2014 through December 24, 2014) the Fundação acquired 9,790,900 Ambev Common Shares in open market purchases, as set forth in Exhibit 2.32, which is incorporated herein by reference. The source of funding for the purchases of Ambev Common Shares was the general working capital of the Fundação.

On July 14, 2014 IIBV subscribed for 11,797,240 Ambev Common Shares as result of a capital increase. The total amount of consideration paid for such shares in US Dollars was approximately $85.4 million. The acquisition of the Ambev Common Shares was paid up with the tax benefit that was realized by Ambev as a result of the merger of InBev Brasil into Ambev.

From July 30, 2013 through October 23, 2014, Ambrew acquired 507,215 Ambev Common Shares as the result of certain stock swaps and on July 14, 2014 subscribed for 1,768,778 Ambev Common Shares as result of a capital increase. On December 12, 2014, Ambrew acquired 8,906,870 Ambev Common Shares as the result of certain stock swaps. The total amount of consideration paid for such shares in US Dollars was approximately $21.3 million. The acquisition of the Ambev Common Shares was either paid up with the tax benefit that was realized by Ambev as a result of the merger of InBev Brasil into Ambev or with Ambrew shares that were exchanged for AmBev shares.

Item 4.	Purpose of Transaction.

This Item 4 is hereby amended and supplemented by inserting the following paragraphs at the end of this item:

On December 17, 2010 at an Extraordinary General Meeting, Ambev’s shareholders approved a stock split, pursuant to which each common and each preferred share issued by Ambev was split into five common shares and five preferred shares, respectively.

From July 30, 2013 through December 24, 2014, the Fundação acquired 38,217,600 Ambev Common Shares for general investment purposes through regular market transactions in accordance with a new individual investment program (the “Current Individual Investment Program”), which came into effect on October 17, 2014, and its predecessor Individual Investment Program, based on the “Manual of Disclosure and Use of Information and Policy of Negotiation of Securities Issued By Ambev S/A”.

Consistent with the Current Individual Investment Program, the Fundação plans to continue to acquire up to a total of Brazilian Reais $500 million worth of Ambev Common Shares from time to time prior to October 17, 2015, the expiration date of the Current Individual Investment Program, through regular market transactions or otherwise.

The Fundação may change the Current Individual Investment Program to acquire more than Brazilian Reais $500 million worth of Ambev Common Shares, fewer than Brazilian Reais $500 million worth of Ambev Common Shares or no additional Ambev Common Shares. Following the completion of the Current Individual Investment Program, the Fundação may acquire additional Ambev Common Shares or enter into other Individual Investment Programs.

On 18 December 2013, EPS contributed to EPS Participations S.à.R.L. (“EPS Participations”, its direct, wholly-owned subsidiary) its certificates in the Stichting and the shares it held in Anheuser-Busch InBev, except for 100,000 Anheuser-Busch InBev shares. EPS continues to be the beneficial owner of these certificates and Anheuser-Busch InBev shares.

Ambev Stock Swap Merger

On July 30, 2013, the minority shareholders of Old Ambev (i.e., excluding IIBV, Ambrew and the Fundação) approved a stock swap merger of Old Ambev with Ambev (the “Ambev Stock Swap Merger”), according to which all issued and outstanding common and outstanding non-voting preferred shares of Old Ambev not held by Ambev S.A. were exchanged for new Ambev Common Shares.

The overall objective of the stock swap merger was to promote a recapitalization of Old Ambev and convert Old Ambev’s dual-class capital structure comprised of voting common and non-voting preferred shares into a new, single-class capital structure comprised exclusively of voting common shares. Another objective of the stock swap merger was to simplify Ambev’s corporate structure and improve its corporate governance with a view to increasing liquidity to all shareholders, eliminating certain administrative, financial and other costs and providing more flexibility for management of Ambev’s capital structure.

The Ambev Stock Swap Merger was implemented by means of a stock swap merger under the Brazilian Corporate Law (incorporação de ações) of Old Ambev with Ambev S.A. As a result of the Ambev Stock Swap Merger, Old Ambev became a wholly-owned subsidiary of Ambev S.A. and the Old Ambev shareholders received five Ambev Common Shares in exchange for each Old Ambev voting common share and each non-voting preferred share, and holders of ADRs representing voting common shares or non-voting preferred shares of Old Ambev, received five Ambev S.A. ADRs (representing Ambev Common Shares) in exchange for each Old Ambev ADR.

As a result of the transactions above, on upon effectiveness of the Ambev Stock Swap Merger on July 30, 2013, IIBV held 8,430,158,807 Ambev Common Shares, Ambrew held 1,263,439,008 Ambev Common Shares and the Fundação held 1,501,432,405 Ambev Common Shares, together representing 71.7% of Ambev’s Common Shares outstanding as of such date (excluding treasury shares).

On 30 October 2013, the Brazilian Securities Commission (Comissão de Valores Mobiliários—CVM) granted Ambev S.A.’s registration as a public-held company and its shares and ADRs began to be traded, respectively, in the BM&FBOVESPA and in the NYSE on 11 November 2013.

On 2 January 2014, the Ambev S.A. shareholders approved the merger of Old Ambev into Ambev S.A.

In connection with the Ambev Stock Swap Merger, IIBV, Ambrew and the Fundação entered into a new shareholders’ agreement, as described more fully under Item 6 below and attached hereto as Exhibit 2.33.

In addition, the Reporting Persons reserve the right from time to time to formulate plans or proposals regarding AmBev or any of AmBev’s securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by the Reporting Persons.

Item 5.	Interest in the Securities of the Issuer

This Item 5 is hereby amended and supplemented as follows:

(a) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

(b) Rows (7) through (10) of the cover pages to this Schedule 13D are hereby incorporated by reference.

(c) For the 60 (sixty) days prior to the filing of this Amendment, the Fundação acquired 9,790,900 Ambev Common Shares in open market purchases, as set forth in Exhibit 2.32.

For further information, reference is made to Item 3 of this Amendment No. 14 which is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

New Ambev Shareholders’ Agreement

On April 16, 2013, Anheuser-Busch InBev (through IIBV and Ambrew) and the Fundação executed a shareholders’ agreement to be applicable to Ambev (the “New Ambev Shareholders’ Agreement”). The New Ambev Shareholders’ Agreement became effective upon approval of the Ambev Stock Swap Merger on July 30, 2013 and will be effective up to and including July 1, 2019, and will be replaced by a new shareholders’ agreement to be effective starting on July 2, 2019, as long as at that time the Fundação holds at least 1,501,432,405 Ambev common shares, adjusted for any future share dividends, stock-splits and reverse stock-splits.

The parties to the New Ambev Shareholders’ Agreement are IIBV and Ambrew, which represent Anheuser-Busch InBev’s beneficial interest in Ambev, and the Fundação, as well as Ambev, as intervening party, and Anheuser-Busch InBev, as intervening third-party beneficiary. Among other matters, the New Ambev Shareholders’ Agreement governs the voting of the Ambev common shares subject to the agreement and the voting by Ambev of the shares of its majority-owned subsidiaries. The following discussion relates to the New Ambev Shareholders’ Agreement.

Management of Ambev

Although each Ambev common share entitles its holder to one vote in connection with the election of Ambev’s Board of Directors, Ambev’s direct controlling shareholders (i.e., the Fundação, IIBV and Ambrew) have the ability to elect the majority of Ambev’s directors.

If cumulative voting is exercised together with the separate ballot vote of minority shareholders, thereby resulting in the number of directors so elected being equal to or greater than the number of directors elected by Ambev’s controlling shareholders, those controlling shareholders are entitled to elect the same number of Board members elected by minority shareholders plus one additional director, regardless of the maximum number of directors provided for in Ambev’s bylaws.

Presently, under the New Ambev Shareholders’ Agreement each of the Fundação, IIBV and Ambrew are represented on the Board of Directors of Ambev and its majority-owned subsidiaries and, in addition to the members and respective alternates that they are entitled to appoint, each of the Fundação, on the one hand, and IIBV and Ambrew, on the other, may appoint up to two observers without voting rights to attend Ambev’s Board meetings. The Boards of Directors of Ambev and its majority-owned subsidiaries are to be composed of at least three and no more than 15 regular members and the same number of alternates, with a term of office of three years with reelection being permitted.

The Fundação will have the right to appoint four directors and their respective alternates to the Boards of Directors of Ambev and its majority-owned subsidiaries, as long as it maintains ownership of at least 1,501,432,405 Ambev common shares (adjusted for any future share dividends, stock-splits and reverse stock-splits). The Fundação held 1,501,432,405 Ambev common shares immediately after the Ambev Stock Swap Merger was approved on July 30, 2013. Under the New Ambev Shareholders’ Agreement, the Fundação is not entitled to appoint more than four members to Ambev’s Board of Directors in the event that its holding of Ambev common shares increases. The Fundação will always be entitled to appoint at least one member to Ambev’s Board of Directors, as long as it holds a minimum of 10% of the Ambev common shares. IIBV and Ambrew have the right to appoint members and respective alternates to the Boards of Directors of Ambev and its majority-owned subsidiaries in a number proportionate to the number of members appointed by the Fundação. Such proportion is based on the ratio between the Fundação’s holding and the joint holding of IIBV and Ambrew in the Ambev common shares.

The New Ambev Shareholders’ Agreement provides that Ambev will have two Co-Chairmen with identical rights and duties, with one being appointed by the Fundação and the other jointly by IIBV and Ambrew. In the event of a deadlock, neither of the Co-Chairmen has a deciding vote on matters submitted to Ambev’s Board of Directors.

Each of the Fundação, IIBV and Ambrew may remove a director that it has appointed to the Board of Directors of Ambev or its majority-owned subsidiaries, and each also has the right to appoint the respective replacement or a new alternate, if the originally appointed alternate is confirmed for the vacant position.

The New Ambev Shareholders’ Agreement establishes that the shareholders may, by consensus, establish committees of the Board with the purpose of looking into specific matters, the analyses of which require that their members have specific technical knowledge.

Preliminary Meetings and Exercise of Voting Right

On matters submitted to a vote of the shareholders or their representatives on the Board of Directors of Ambev or its majority-owned subsidiaries, the Fundação, IIBV and Ambrew have agreed to endeavor to first reach a consensus with respect to voting their common shares of each of Ambev and its majority-owned subsidiaries, and have agreed on the manner in which to direct their representatives to vote on the matter being submitted. The New Ambev Shareholders’ Agreement provides that the parties shall hold a preliminary meeting in advance of all meetings of shareholders or the Board of Directors of Ambev or of its majority-owned subsidiaries, with the purpose of discussing and determining a consensus position to be taken by the parties in such meetings.

If the parties fail to reach a consensus with respect to a particular matter, the position to be adopted by the parties to the New Ambev Shareholders’ Agreement will be determined by the shareholders or group of shareholders holding a majority of the Ambev common shares, which currently is constituted of IIBV and Ambrew. However, this rule does not apply in connection with the election of members of the Board of Directors, as described above under “Management of Ambev,” and with respect to matters that require unanimous approval by the Fundação, IIBV and Ambrew, as follows:

•	any amendment to the bylaws of Ambev and/or any of its majority-owned subsidiaries with the purpose of amending: (1) the corporate purpose, (2) the term of duration, and/or (3) the composition, powers and duties of management bodies;

•	the approval of the annual investment budget of Ambev and/or any of its majority-owned subsidiaries when the amount of the investments exceeds 8.7% of the net sales of Ambev foreseen for the same fiscal year;

•	the designation, dismissal and substitution of the Chief Executive Officer (Diretor Geral) of Ambev;

•	the approval of, or amendment to, the compensation policy for the Board of Directors and the executive officers of Ambev, as well as of its majority-owned subsidiaries;

•	the approval of stock ownership plans for the directors, executive officers and employees of Ambev and/or its majority-owned subsidiaries;

•	a change in the dividend policy of Ambev and/or any of its majority-owned subsidiaries;

•	increases in the capital of Ambev and/or any of its majority-owned subsidiaries, with or without preemptive rights, through subscription, creation of a new share class, or changes in the characteristics of existing shares, as well as decreases of capital, issuances of debentures (whether or not convertible into shares), warrants and the creation of founders’ shares by Ambev and/or any of its majority-owned subsidiaries, except when such legal businesses are carried out between Ambev and its majority-owned subsidiaries or between the majority-owned subsidiaries;

•	amalgamations, spin-offs, transformations, mergers, acquisitions, and divestments involving Ambev and/or any of its majority-owned subsidiaries, in the latter case (1) when such transaction involves a company that is not a subsidiary, directly or indirectly, of Ambev and (2) provided that the transaction in question results in the reduction in the average dividend paid by Ambev in the past five years, adjusted by the General Market Price Inflation Index (Índice Geral de Preços ao Mercado), or the IGP-M index, published by the Getulio Vargas Foundation (Fundação Getulio Vargas) as of the date of payment;

•	the creation, acquisition, assignment, transfer, establishment of an encumbrance on and/or disposal of shares, quotas and/or any securities issued by any of Ambev’s majority-owned subsidiaries, under any title or form, except for the benefit of Ambev and/or another subsidiary;

•	the incurrence by Ambev and/or any of its majority-owned subsidiaries of a debt transaction that results in a net debt/equity ratio greater than 1.5:1;

•	the execution, amendment, termination, renewal or cancellation of any contracts, agreements or the like involving the registered or deposited trademarks of Ambev or its majority-owned subsidiaries;

•	the extension of loans or the offer of guarantees of any kind by Ambev and/or any of its majority-owned subsidiaries to any third party in an amount greater than 1% of Ambev’s shareholders’ equity as set forth in the last audited balance sheet prepared in accordance with Brazilian GAAP, except in favor of employees of Ambev and its majority-owned subsidiaries or in favor of the majority-owned subsidiaries themselves;

•	the election of members to committees of Ambev’s Board of Directors;

•	the cancellation of the registration of Ambev and/or any of its majority-owned subsidiaries as publicly traded companies;

•	the execution of a petition for an arrangement with creditors (recuperação judicial) or acknowledgment of bankruptcy by Ambev and/or any of its majority-owned subsidiaries;

•	the liquidation or dissolution of Ambev and/or any of its majority-owned subsidiaries; and

•	the appointment of the external auditors of Ambev and/or any of its majority-owned subsidiaries.

The New Ambev Shareholders’ Agreement provides that whenever the parties fail to reach a consensus in a preliminary meeting as to any matter listed above, they will exercise their voting rights so as not to approve such matter. The New Ambev Shareholders’ Agreement provides that any votes cast by the Fundação, IIBV and Ambrew, or by any of the directors appointed by each of them, in violation of the provisions of the agreement will be deemed null, void and ineffective.

The Fundação, IIBV and Ambrew, as well as any member appointed by them to the Board of Directors of Ambev or any of its majority-owned subsidiaries, are not required to observe decisions reached at preliminary meetings when deciding on the following matters:

•	analysis and approval of management accounts of Ambev and its majority-owned subsidiaries;

•	analysis and approval of the financial statements and management reports of Ambev and its majority-owned subsidiaries;

•	any matters or actions typified as abuse of control, as set forth in the first paragraph of Section 117 of the Brazilian Corporation Law; and

•	actions and practices relating to management’s diligence, loyalty and other related duties, as established in Sections 153 to 158 of the Brazilian Corporation Law.

Transfer of Shares

The New Ambev Shareholders’ Agreement contains the following provisions concerning the transfer of the Ambev common shares subject to the agreement:

•	the Fundação, IIBV and Ambrew have agreed (1) not to dispose of their Ambev common shares, directly or indirectly, during the term of the agreement, whether through private trades, on the stock market or on the over-the-counter market, including by way of tender offers, either voluntary or mandatory, except as permitted in Section VI of the New Ambev Shareholders’ Agreement and (2) not to create any type of encumbrance on their Ambev common shares, in either of the above cases without the prior written consent of the Fundação, in the case of IIBV and Ambrew, and of IIBV and Ambrew, in the case of the Fundação;

•

if the Ambev common shares owned by the Fundação, on the one hand, and by IIBV and Ambrew, on the other, become subject to seizure, attachment, judicial surety or any other restrictive measure, and such restriction is not lifted or waived within 30 days after its imposition, the shares subject to the restriction shall be automatically deemed offered for sale to the other party. The price for the relevant Ambev common shares will be the lesser of either (1) the book value per Ambev common share, as per the latest audited balance sheet of Ambev adjusted by the IGP-M index from the date the restrictive measure is imposed until the date a petition is filed to require that the restriction be lifted or waived or (2) the average quoted market price of the Ambev common shares on stock exchanges in the 20-day period prior to the petition for lifting or waiving the restriction, provided that the Ambev common shares were traded during such period. If the obligations in respect of such restriction exceed the above-mentioned price, the party whose shares have been subject to the restriction will be liable for the difference that the other party may be required to deposit in order to acquire the relevant Ambev common shares. If the obligations in respect of such restriction were lower than the price for the Ambev common shares as described above, then the party whose shares have been subject to the restriction will be entitled to receive the difference between the price for the Ambev common shares and the obligations in respect of such restriction; and

•	if either the Fundação, on the one hand, and IIBV or Ambrew, on the other, does not exercise its subscription rights relating to Ambev common shares it holds, then each such party must first offer such rights to the other party at market value, which such other party will then decide, within the following 10 days, on whether to exercise its right of first refusal to subscribe the new shares to be issued. If such other party elects not to acquire the subscription right offered, then the offering shareholder may dispose of its subscription rights to third parties.

The New Ambev Shareholders’ Agreement provides that any transfer of shares or subscription rights or creation of encumbrances in which the foregoing provisions on rights of first refusal are not observed will be deemed null, void and ineffective. Ambev’s management is also prohibited from reflecting any such events in its corporate books, as permitted by the Brazilian Corporation Law.

Specific Performance

The obligations of the parties under the New Ambev Shareholders’ Agreement will be subject to specific performance under applicable Brazilian law.

The New Ambev Shareholders’ Agreement is attached to this Amendment No. 14 as Exhibit 2.33.

New ABI Shareholders’ Agreement

On December 18, 2014, the Stichting, EPS, EPS Participations, BRC and Rayvax entered into a shareholders’ agreement (the “New ABI Shareholders’ Agreement”) that replaces in its entirety the Amended and Restated Anheuser-Busch InBev Shareholders’ Agreement dated September 9, 2009.

The New ABI Shareholders’ Agreement addresses, among other things, certain matters relating to the governance and management of both Anheuser-Busch InBev and the Stichting, as well as (i) the transfer of the Stichting certificates and (ii) the de-certification and re-certification process of the Anheuser-Busch InBev shares and the circumstances in which the Anheuser-Busch InBev shares held by the Stichting may be de-certified and/or pledged at the request of BRC, EPS or EPS Participations. Pursuant to the terms of the New ABI Shareholders’ Agreement, BRC and EPS jointly and equally exercise control over the Stichting and the Anheuser-Busch InBev shares held by the Stichting. Among other things, BRC and EPS have agreed that the Stichting will be managed by an eight-member board of directors and that each of BRC and EPS will have the right to appoint four directors to the Stichting board of directors. At least seven of the eight Stichting directors must be present or represented in order to constitute a quorum of the Stichting board, and any action to be taken by the Stichting board of directors will, subject to certain qualified majority conditions, require the approval of a majority of the directors present or represented, including at least two directors appointed by BRC and two appointed by EPS. Subject to certain exceptions, all decisions of the Stichting with respect to the Anheuser-Busch InBev shares it holds, including how such shares will be voted at Anheuser-Busch InBev’s shareholders’ meetings, will be made by the Stichting board of directors.

The New ABI Shareholders’ Agreement requires the Stichting board of directors to meet prior to each of Anheuser-Busch InBev’s shareholders’ meetings to determine how the Anheuser-Busch InBev shares held by the Stichting are voted.

The New ABI Shareholders’ Agreement provides for restrictions on the ability of BRC and EPS Participations to transfer their Stichting certificates (and consequently the Anheuser-Busch InBev shares held by the Stichting).

In addition, the New ABI Shareholders’ Agreement requires EPS, EPS Participations, BRC and Rayvax, as well as any holder of certificates issued by the Stichting to vote their Anheuser-Busch InBev shares in the same manner as the Anheuser-Busch InBev shares held by the Stichting. Moreover, any holder of certificates issued by the Stichting is also required to use its best efforts so that its permitted transferees under the New ABI Shareholders’ Agreement whose Anheuser-Busch InBev shares are not held through the Stichting and who have decided to attend a shareholders’ meeting of Anheuser-Busch InBev vote their Anheuser-Busch InBev shares in the same manner as the Anheuser-Busch InBev shares held by the Stichting. The parties agree to effect any free transfers of their Anheuser-Busch InBev shares in an orderly manner of disposal that does not disrupt the market for Anheuser-Busch InBev shares and in accordance with any conditions established by Anheuser-Busch InBev to ensure such orderly disposal. In addition, under the New ABI Shareholders’ Agreement, EPS, EPS Participations and BRC agree not to acquire any shares of Ambev’s capital stock, subject to limited exceptions.

Pursuant to the New ABI Shareholders’ Agreement, the Stichting board of directors proposes to Anheuser-Busch InBev’s shareholders’ meeting for approval the nomination of eight directors to Anheuser-Busch InBev’s Board of Directors, among which each of BRC and EPS have the right to nominate four directors. In addition, the Stichting board of directors proposes the nomination of three to six directors to Anheuser-Busch InBev’s Board who are independent of Anheuser-Busch InBev’s shareholders.

The New ABI Shareholders’ Agreement will remain in effect for an initial term until August 27, 2024. Thereafter, it will be automatically renewed for successive terms of ten years each unless, not later than two years prior to the expiration of the initial or any successive ten-year term, either BRC or EPS notifies the other of its intention to terminate the New ABI Shareholders’ Agreement.

The New ABI Shareholders’ Agreement is attached to this Amendment No. 14 as Exhibit 2.34.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

2.1	Contribution and Subscription Agreement dated March 3, 2004 among the SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.2	Incorporação Agreement dated March 3, 2004 among Ambev, InBev, Mergeco and Labatt (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.3	Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.4	Lock-up Agreement dated March 2, 2004 among InBev, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.5	Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, Rayvax and the Stichting (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.6	Shareholders Agreement of Ambev executed on July 1, 1999 between the Fundação, Braco and ECAP, as well as Ambev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to Ambev filed on October 27, 2000 by the Fundação, Braco S.A. and ECAP).

2.7	First Amendment to the Ambev Shareholders Agreement (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

Exhibit No.	Description

2.8	Form of Amended InBev By-laws (English translation). (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to Ambev filed by the Reporting Persons on September 2, 2004).

2.9	Form of Amended Stichting By-laws (English translation) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to Ambev filed by the Reporting Persons on September 2, 2004).

2.10	Form of Amended Stichting Conditions of Administration (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to Ambev filed by the Reporting Persons on September 2, 2004).

2.11	Joint Filing Agreement pursuant to Rule 13d-1(k) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to Ambev filed by the Reporting Persons on September 2, 2004).

2.12	Letter dated March 2, 2004 to Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.13	Consent and Indemnity Agreement dated as of May 24, 2004 among Ambev, Interbrew, Mergeco and Labatt (incorporated by reference to the Amendment No. 1 to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 27, 2004).

2.14	Shareholders Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd, Santa Roseli Ltd., Santa Heloisa Ltd and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (Incorporated by reference to Exhibit C to the Schedule 13D relating to Ambev filed by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles on September 1, 2004).

Exhibit No.	Description

2.15	Press Release, dated September 2, 2004 (Incorporated by reference to the Amendment No. 4 to the Schedule 13D relating to Ambev filed by the Reporting Persons on September 10, 2004).

2.16	Press Release, dated October 12, 2004 (Incorporated by reference to the Amendment No. 5 to the Schedule 13D relating to Ambev filed by the Reporting Persons on October 13, 2004).

2.17	Edital (Invitation to Bid), dated February 14, 2005. (Incorporated by reference to the Amendment No. 6 to the Schedule 13D relating to Ambev filed by the Reporting Persons on February 15, 2005)

2.18	Letter of Transmittal and cover letter, dated February 28, 2005 (Incorporated by reference to the Amendment No. 7 to the Schedule 13D relating to Ambev filed by the Reporting Persons on March 1, 2005).

2.19	Press Release, dated March 23, 2005 (Incorporated by reference to Amendment No. 8 to the Schedule 13D relating to Ambev filed by the Reporting Persons on March 28, 2005).

2.20	Press Release, dated March 31, 2005 (Incorporated by reference to Amendment No. 9 to the Schedule 13D relating to Ambev filed by the Reporting Person on April 5, 2005).

2.21	Instrument of Accession, dated July 28, 2005, to the Ambev Shareholders Agreement (Incorporated by reference to Amendment No. 11 to the Schedule 13D related to Ambev filed by the Reporting Persons on April 26, 2006).

2.22	List of Old Ambev Common Shares acquired by the Fundação from June 17, 2004 through March 24, 2006 (Incorporated by reference to Amendment No. 11 to the Schedule 13D related to Ambev filed by the Reporting Persons on April 26, 2006).

2.23	Individual Investment Program of the Fundação (Incorporated by reference to Amendment No. 11 to the Schedule 13D related to Ambev filed by the Reporting Persons on April 26, 2006).

Exhibit No.	Description

2.24	Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement (Incorporated by reference to Amendment No. 12 to the Schedule 13D related to Ambev filed by the Reporting Persons on December 19, 2008).

2.25	First Addendum to Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement (Incorporated by reference to Amendment No. 12 to the Schedule 13D related to Ambev filed by the Reporting Persons on December 19, 2008).

2.26	List of Old Ambev Common Shares acquired by the Fundação from December 9, 2008 through December 19, 2008 (Incorporated by reference to Amendment No. 12 to the Schedule 13D related to Ambev filed by the Reporting Persons on December 19, 2008).

2.27	List of Old Ambev Common Shares acquired by IIBV from March 25, 2006 through December 19, 2008 (Incorporated by reference to Amendment No. 12 to the Schedule 13D related to Ambev filed by the Reporting Persons on December 19, 2008).

2.28	List of Old Ambev Common Shares acquired by Ambrew from March 25, 2006 through December 19, 2008 (Incorporated by reference to Amendment No. 12 to the Schedule 13D related to Ambev filed by the Reporting Persons on December 19, 2008).

2.29	Second Individual Investment Program of the Fundação (Incorporated by reference to Amendment No. 12 to the Schedule 13D related to Ambev filed by the Reporting Persons on December 19, 2008).

2.30	Amended and Restated Anheuser-Busch InBev Shareholders Agreement, dated September 9, 2009 (Incorporated by reference to Exhibit 3.1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on September 14, 2009).

2.31	List of Old Ambev Common Shares acquired by the Fundação from November 27, 2009 through February 12, 2010 (Incorporated by reference to Amendment No. 13 to the Schedule 13D related to Ambev filed by the Reporting Persons on February 12, 2010).

Exhibit No.	Description

2.32	List of Ambev Common Shares acquired by the Fundação from October 23, 2014 to December 24, 2014 (filed herewith).

2.33	New Ambev Shareholders’ Agreement, dated April 16, 2013 (English-language translation) (incorporated by reference to Exhibit 9.1 to Form F-4 filed by Old Ambev on July 8, 2013).

2.34	New ABI Shareholders’ Agreement, dated December 18, 2014 (filed herewith).

2.35	Power of Attorney of Certain Directors of Anheuser-Busch InBev SA/NV (filed herewith).

ANNEX A-1

Executive Officers and Directors of Anheuser-Busch InBev

Name	Citizenship	Business Address	Present Principal Occupation or Employment	Beneficial Ownership of Ambev Common Shares
Alex Behring	Brazil	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev	None

Alexandre Van Damme	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev	None

Carlos Alberto Sicupira	Brazil	Redingstrasse 4, 3rd Flr, CH - 9000, St. Gallen, Switzerland	Director of Anheuser-Busch InBev	11,258,760,244[1]

Elio Leoni Sceti	Italy	Brouwerijplein 1, 3000 Leuven, Belgium	CEO of Iglo Group, Director of Anheuser-Busch InBev	None

Grégoire de Spoelberch	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev	None

Kees J. Storm	Netherlands	Brouwerijplein 1, 3000 Leuven, Belgium	Director and Chairman of the Board of Anheuser-Busch InBev	None

Marcel Herrmann Telles	Brazil	Redingstrasse 4, 4th Flr, CH - 9000, St. Gallen, Switzerland	Director of Anheuser-Busch InBev	11,258,760,224[1]

Maria Asuncion Aramburuzabala	Mexico	Brouwerijplein 1, 3000 Leuven, Belgium	CEO and President of the Board of Tresalia Capital, Director of Anheuser-Busch InBev	None

Mark Winkelman	Netherlands	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev.	None

Olivier Goudet	France	Brouwerijplein 1, 3000 Leuven, Belgium	Partner & CEO of JAB Holding Company, Director of Anheuser-Busch InBev	None

Paul Cornet de Ways Ruart	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev	None

[1]	Messrs. Sicupira and Telles report that they hold sole voting and dispositive power over 25 and 5 Ambev Common Shares, respectively, and share voting and dispositive power over 11,258,760,219 AmBev Common Shares. Messrs. Sicupira and Telles, along with Messr. Jorge Paulo Lemann, report their beneficial ownership of AmBev Common Shares on a separately filed Schedule 13D.

Name	Citizenship	Business Address	Present Principal Occupation or Employment	Beneficial Ownership of Ambev Common Shares
Paulo Alberto Lemann	Brazil	Brouwerijplein 1, 3000 Leuven, Belgium	CEO of Pollux Capital, Director of Anheuser-Busch InBev	5

Stéfan Descheemaeker	Belgium	33 avenue de Foestraets, 1180 Brussels, Belgium	Director of Anheuser-Busch InBev	None

Valentin Diez Morodo	Mexico	Campos Eliseos No. 400, Piso 10 Colonia Lomas de Chapultepec 11000 México, D.F. México	Director of Anheuser-Busch InBev	None

Bernardo Pinto Paiva	Brazil	250 Park Avenue, New York, New York 10177	Chief Sales Officer of Anheuser-Busch InBev	1,251,685

Carlos Brito	Brazil	250 Park Avenue, New York, New York 10177	Chief Executive Officer of Anheuser-Busch InBev	17,985

Claudio Ferro	Brazil	250 Park Avenue, New York, New York 10177	Chief Supply Officer of Anheuser-Busch InBev	None

Claudio Garcia	Brazil	250 Park Avenue, New York, New York 10177	Chief People Officer of Anheuser-Busch InBev	None

Felipe Dutra	Brazil	250 Park Avenue, New York, New York 10177	Chief Financial and Technology Officer of Anheuser-Busch InBev	3,100

Joao Castro Neves	Brazil	Brouwerijplein 1, 3000 Leuven, Belgium	Zone President Latin America North of Anheuser-Busch InBev	17,870,256

Jo Van Biesbroeck	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Chief Strategy Officer of Anheuser-Busch InBev	25

Luiz Fernando Edmond	Brazil	Brouwerijplein 1, 3000 Leuven, Belgium	Zone President North America of Anheuser-Busch InBev	2,782,625

Marcio Froes	Brazil	Brouwerijplein 1, 3000 Leuven, Belgium	Zone President Latin America South of Anheuser-Busch InBev	2,619,751

Michel Doukeris	Brazil	Brouwerijplein 1, 3000 Leuven, Belgium	Zone President Asia Pacific of Anheuser-Busch InBev	272,900

Miguel Patricio	Portugal	Brouwerijplein 1, 3000 Leuven, Belgium	Chief Marketing Officer of Anheuser-Busch InBev	None

Ricardo Tadeu	Brazil	Brouwerijplein 1, 3000 Leuven, Belgium	Zone President Mexico of Anheuser-Busch InBev	17,315

Name	Citizenship	Business Address	Present Principal Occupation or Employment	Beneficial Ownership of Ambev Common Shares
Sabine Chalmers	Germany and United States	250 Park Avenue, New York, New York 10177	Chief Legal and Corporate Affairs Officer of Anheuser-Busch InBev	None

Stuart MacFarlane	United Kingdom	Brouwerijplein 1, 3000 Leuven, Belgium	Zone President Europe of Anheuser-Busch InBev	None

Tony Milikin	United States	Brouwerijplein 1, 3000 Leuven, Belgium	Chief Procurement Officer of Anheuser-Busch InBev	None

ANNEX A-2

Executive Officers and Directors of IIBV

Name	Citizenship	Business Address	Present Principal Occupation or Employment
Gert Boulangé	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Anheuser-Busch InBev Tax Director

Antonio Frascogna	Italy	Brouwerijplein 1, 3000 Leuven, Belgium	Anheuser-Busch InBev Group Director Control Parent Companies

Daan Siero	Netherlands	Ceresstraat 1, 4811 CA Breda, the Netherlands	Anheuser-Busch InBev Tax Manager

Jolette Wiersema	Netherlands	Ceresstraat 1, 4811 CA Breda, the Netherlands	Legal Counsel

Jeroen Heerkens	Netherlands	Ceresstraat 1, 4811 CA Breda, the Netherlands	Legal Counsel

ANNEX A-3

Directors of Stichting

Name	Citizenship	Business Address	Present Principal Occupation or Employment
Jorge Paulo Lemann	Brazil	Zürcherstrasse 325, 8645 Jona, Switzerland	Director the Stichting.

Carlos Alberto da Veiga Sicupira	Brazil	Redingstrasse 4, 3rd Flr, CH - 9000, St. Gallen, Switzerland	Director of Anheuser-Busch InBev

Marcel Herrmann Telles	Brazil	Redingstrasse 4, 4th Flr, CH - 9000, St. Gallen, Switzerland	Director of Anheuser-Busch InBev

Roberto Moses Thompson Motta	Brazil	600 Third Avenue, 37th floor, New York, NY 10016, USA	Director of the Stichting

Paul Cornet de Ways Ruart	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev

Alexandre Van Damme	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev

Grégoire de Spoelberch	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev

Stéfan Descheemaeker	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev

ANNEX A-4

Directors of EPS

Name	Citizenship	Business Address	Present Principal Occupation or Employment
Frederic de Mevius	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS

Juan de Hemptinne	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS

Christophe d’Ansembourg	Luxembourg	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS

Grégoire de Spoelberch	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of Anheuser-Busch InBev, the Stichting and EPS; CEO of GDS Consult SA

Alexandre Van Damme	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of Anheuser-Busch InBev, the Stichting and EPS

Comtesse Edwine van der Straten Ponthoz	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS

Maximilien de Limburg Stirum	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS, Chairman of SFI

Diane de Spoelberch	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS

Paul Cornet De Ways Ruart	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of Anheuser-Busch InBev, the Stichting and EPS

Stéfan Descheemaeker	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of Anheuser-Busch InBev, the Stichting and EPS

ANNEX A-5

Directors of Ambrew

Name	Citizenship	Business Address	Present Principal Occupation or Employment
Yann Callou	France	5, rue Gabriel Lippmann, L05365 Munsbach, Grand Duchy of Luxembourg	Anheuser-Busch InBev Group Manager Treasury Operations

Antonio Frascogna	Italy	Brouwerijplein 1, 3000 Leuven, Belgium	Anheuser-Busch InBev Group Director Control Parent Companies

Gert Magis	Belgium	5, rue Gabriel Lippmann, L05365 Munsbach, Grand Duchy of Luxembourg	Anheuser-Busch InBev Group Controller Parent Companies

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2014

ANHEUSER-BUSCH INBEV SA/NV

by	/s/ Jan Vandermeersch
Name:	Jan Vandermeersch
Title:	Senior Legal Counsel Corporate

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2014

STICHTING ANHEUSER-BUSCH INBEV

by	/s/ Paul Cornet
Name:	P. Cornet
Title:	Class A Director

by	/s/ Roberto Moses Thompson Motta
Name:	Roberto Moses Thompson Motta
Title:	Class B Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2014

EUGÉNIE PATRI SÉBASTIEN S.A.

By:	/s/ Paul Cornet
Name:	P. Cornet
Title:	Director

by	/s/ Alexandre Van Damme
Name:	A. Van Damme
Title:	Director

by	/s/ Frédéric de Mevius
Name:	F. de Mevius
Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2014

AMBREW S.A.

by	/s/ Gert Magis
Name:	Gert Magis
Title:	Director

by	/s/ Yann Callou
Name:	Yann Callou
Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2014

INTERBREW INTERNATIONAL B.V.

by	/s/ Gert Bouangé
Name:	Gert Boulangé
Title:	Director

by	/s/ Jolette Wiersema
Name:	Jolette Wiersema
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

2.1	Contribution and Subscription Agreement dated March 3, 2004 among the SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.2	Incorporação Agreement dated March 3, 2004 among Ambev, InBev, Mergeco and Labatt (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.3	Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.4	Lock-up Agreement dated March 2, 2004 among InBev, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.5	Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, Rayvax and the Stichting (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.6	Shareholders Agreement of Ambev executed on July 1, 1999 between the Fundação, Braco and ECAP, as well as Ambev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to Ambev filed on October 27, 2000 by the Fundação, Braco S.A. and ECAP).

Exhibit No.	Description

2.7	First Amendment to the Ambev Shareholders Agreement (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.8	Form of Amended InBev By-laws (English translation). (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to Ambev filed by the Reporting Persons on September 2, 2004).

2.9	Form of Amended Stichting By-laws (English translation) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to Ambev filed by the Reporting Persons on September 2, 2004).

2.10	Form of Amended Stichting Conditions of Administration (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to Ambev filed by the Reporting Persons on September 2, 2004).

2.11	Joint Filing Agreement pursuant to Rule 13d-1(k) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to Ambev filed by the Reporting Persons on September 2, 2004).

2.12	Letter dated March 2, 2004 to Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.13	Consent and Indemnity Agreement dated as of May 24, 2004 among Ambev, Interbrew, Mergeco and Labatt (incorporated by reference to the Amendment No. 1 to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 27, 2004).

Exhibit No.	Description

2.14	Shareholders Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd, Santa Roseli Ltd., Santa Heloisa Ltd and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (Incorporated by reference to Exhibit C to the Schedule 13D relating to Ambev filed by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles on September 1, 2004).

2.15	Press Release, dated September 2, 2004 (Incorporated by reference to the Amendment No. 4 to the Schedule 13D relating to Ambev filed by the Reporting Persons on September 10, 2004).

2.16	Press Release, dated October 12, 2004 (Incorporated by reference to the Amendment No. 5 to the Schedule 13D relating to Ambev filed by the Reporting Persons on October 13, 2004).

2.17	Edital (Invitation to Bid), dated February 14, 2005. (Incorporated by reference to the Amendment No. 6 to the Schedule 13D relating to Ambev filed by the Reporting Persons on February 15, 2005)

2.18	Letter of Transmittal and cover letter, dated February 28, 2005 (Incorporated by reference to the Amendment No. 7 to the Schedule 13D relating to Ambev filed by the Reporting Persons on March 1, 2005).

2.19	Press Release, dated March 23, 2005 (Incorporated by reference to Amendment No. 8 to the Schedule 13D relating to Ambev filed by the Reporting Persons on March 28, 2005).

2.20	Press Release, dated March 31, 2005 (Incorporated by reference to Amendment No. 9 to the Schedule 13D relating to Ambev filed by the Reporting Person on April 5, 2005).

Exhibit No.	Description

2.21	Instrument of Accession, dated July 28, 2005, to the Ambev Shareholders Agreement (Incorporated by reference to Amendment No. 11 to the Schedule 13D related to Ambev filed by the Reporting Persons on April 26, 2006).

2.22	List of Old Ambev Common Shares acquired by the Fundação from June 17, 2004 through March 24, 2006 (Incorporated by reference to Amendment No. 11 to the Schedule 13D related to Ambev filed by the Reporting Persons on April 26, 2006).

2.23	Individual Investment Program of the Fundação (Incorporated by reference to Amendment No. 11 to the Schedule 13D related to Ambev filed by the Reporting Persons on April 26, 2006).

2.24	Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement (Incorporated by reference to Amendment No. 12 to the Schedule 13D related to Ambev filed by the Reporting Persons on December 19, 2008).

2.25	First Addendum to Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement (Incorporated by reference to Amendment No. 12 to the Schedule 13D related to Ambev filed by the Reporting Persons on December 19, 2008).

2.26	List of Old Ambev Common Shares acquired by the Fundação from December 9, 2008 through December 19, 2008 (Incorporated by reference to Amendment No. 12 to the Schedule 13D related to Ambev filed by the Reporting Persons on December 19, 2008).

2.27	List of Old Ambev Common Shares acquired by IIBV from March 25, 2006 through December 19, 2008 (Incorporated by reference to Amendment No. 12 to the Schedule 13D related to Ambev filed by the Reporting Persons on December 19, 2008).

Exhibit No.	Description

2.28	List of Old Ambev Common Shares acquired by Ambrew from March 25, 2006 through December 19, 2008 (Incorporated by reference to Amendment No. 12 to the Schedule 13D related to Ambev filed by the Reporting Persons on December 19, 2008).

2.29	Second Individual Investment Program of the Fundação (Incorporated by reference to Amendment No. 12 to the Schedule 13D related to Ambev filed by the Reporting Persons on December 19, 2008).

2.30	Amended and Restated Anheuser-Busch InBev Shareholders Agreement, dated September 9, 2009 (Incorporated by reference to Exhibit 3.1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on September 14, 2009).

2.31	List of Old Ambev Common Shares acquired by the Fundação from November 27, 2009 through February 12, 2010 (Incorporated by reference to Amendment No. 13 to the Schedule 13D related to Ambev filed by the Reporting Persons on February 12, 2010).

2.32	List of Ambev Common Shares acquired by the Fundação from October 23, 2014 to December 24, 2014 (filed herewith).

2.33	New Ambev Shareholders’ Agreement, dated April 16, 2013 (English-language translation) (incorporated by reference to Exhibit 9.1 to Form F-4 filed by Old Ambev on July 8, 2013).

2.34	New ABI Shareholders’ Agreement, dated December 18, 2014 (filed herewith).

2.35	Power of Attorney of Certain Directors of Anheuser-Busch InBev SA/NV (filed herewith).